Exhibit 99.1

Skillful Craftsman Education Technology Limited

May 30, 2025

Dear Shareholder:

You are cordially invited to attend the 2025 Extraordinary General Meeting (the “Extraordinary Meeting”) of Skillful Craftsman Education Technology Limited (the “Company”) to be held at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China, on July 2, 2025, at 10:00 a.m. local time.

Information regarding the matter to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting. We urge you to read the proxy statement carefully.

The notice, proxy statement and proxy card are expected to be mailed to all shareholders of record on or about June 4, 2025.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a shareholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Dawei Chen
Dawei Chen
Chief Financial Officer

Skillful Craftsman Education Technology Limited

NOTICE OF Extraordinary GENERAL MEETING

To Be Held July 2, 2025

TO THE SHAREHOLDERS OF Skillful Craftsman Education Technology Limited:

NOTICE HEREBY IS GIVEN that an Extraordinary General Meeting (the “Extraordinary Meeting”) of Skillful Craftsman Education Technology Limited (the “Company”) will be held at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China, on July 2, 2025, at 10:00 a.m. local time, to consider and act upon the following:

ORDINARY RESOLUTIONS

1.	THAT: as an ordinary resolution, the authorised share capital of the Company be increased from US$100,200 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 1,000,000 preference shares of US$0.0002 par value each to US$101,000 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 5,000,000 preference shares of US$0.0002 par value each by the creation of an additional 4,000,000 preference shares of US$0.0002 par value each (the “Share Capital Increase”).

2.	THAT: as an ordinary resolution, immediately following the Share Capital Increase becoming effective, 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Boar of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share of which he is the holder subject to the Certificate of Designation attached hereto as Annex A and Award Agreement attached hereto as Annex B (the “Preference Share Issue”, and together with the Certificate of Designation and Award Agreement, the “Preference Share Transaction”)

Shareholders of record at the close of business on May 30, 2025 are entitled to receive notice of and to vote at the Extraordinary Meeting and any adjournments thereof. A complete list of these shareholders will be open for the examination of any shareholders of record at the Company’s office located at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China for a period of ten days prior to the Extraordinary Meeting. The list will also be available for the examination of any shareholders of record present at the Extraordinary Meeting. The Extraordinary Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

All shareholders must present a form of personal photo identification in order to be admitted to the Extraordinary Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Extraordinary Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on May 30, 2025.

By Order of the Board of Directors	/s/ Dawei Chen
Dawei Chen
Chief Financial Officer

May 30, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON July 2, 2025:

This Notice and Proxy Statement are available online at https://ts.vstocktransfer.com/irhlogin/I-SKILLFULCRAFTS, and please find them under the “Documents & Forms” tab.

WHETHER OR NOT YOU PLAN TO ATTEND OUR EXTRAORDINARY GENERAL MEETING, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR EXTRAORDINARY GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

Skillful Craftsman Education Technology Limited

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING

To Be Held July 2, 2025

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on July 2, 2025, and at any adjournment or adjournments thereof, at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China.

This Proxy Statement and the accompanying form of proxy card and notice are expected to be mailed on or about June 4, 2025 to the shareholders of the Company entitled to vote at the Extraordinary Meeting.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT: as an ordinary resolution, the authorised share capital of the Company be increased from US$100,200 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 1,000,000 preference shares of US$0.0002 par value each to US$101,000 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 5,000,000 preference shares of US$0.0002 par value each by the creation of an additional 4,000,000 preference shares of US$0.0002 par value each (the “Share Capital Increase”) (the “Proposal No. 1”).

2	THAT: as an ordinary resolution, immediately following the Share Capital Increase becoming effective, 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share of which he is the holder subject to the Certificate of Designation attached hereto as Annex A and Award Agreement attached hereto as Annex B (the “Preference Share Issue”, and together with the Certificate of Designation and Award Agreement, the “Preference Share Transaction”) (the “Proposal No. 2”)

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our Ordinary Shares at the close of business on May 30, 2025 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if the holders of a majority of the shares of the Company are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum but will not count as votes cast and therefore will have no effect on any of the proposals. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the Proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1 – SHARE Capital Increase

The Company currently is in the process of transition of its business after the termination of its VIE (variable interest entity) structure and Mr. Bin Fu, the Chairman of the Board and Chief Executive Officer of the Company is crucial to the new business development and has brought in all the new business opportunities for the Company. In order to retain the service of Mr. Bin Fu, the Company wishes to issue preference shares to him so that he may have control of the business and development of the Company.

Pursuant to Article 3.1 of the amended and restated articles of association of the Company (the “Articles”), the directors of the Company (the “Directors”) may, subject to certain restrictions, allot, issue, grant options over or otherwise dispose of shares of the Company with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

Due to conflicts of interests of Mr. Bin Fu in respect of the Preference Share Transaction, the Board established a Special Committee of the Board (the “Special Committee”) consisting only independent and non-conflicted directors to consider and evaluate the Share Capital Increase and Preference Share Transaction. The Board also delegated to the Special Committee the exclusive power and authority of the Board to approve the Share Capital Increase and Preference Share Transaction and make recommendations to the shareholders of the Company to approve the same.

On May 23, 2025, the Special Committee held a meeting to review and discuss the Share Capital Increase and Preference Share Transaction, including the Certificate of Designations in respect of the Series A Preference Shares (the “Certificate of Designations”) and the draft preference share award agreement between the Company and Mr. Bin Fu (the “Award Agreement”). At the meeting, the Special Committee approved the Share Capital Increase, the Preference Share Transaction, the Certificate of Designations and Award Agreement and recommended the shareholders of the Company to approve each of them.

Vote Required

The approval of Proposal No. 1. requires an ordinary resolution under Cayman Islands law, which is a resolution passed by a simple majority of the members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. Abstentions will be considered present for the purposes of establishing a quorum but will not constitute votes cast at the Extraordinary Meeting and therefore will have no effect on the approval of Proposal No. 1.

Full Text of the Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company be increased from US$100,200 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 1,000,000 preference shares of US$0.0002 par value each to US$101,000 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 5,000,000 preference shares of US$0.0002 par value each by the creation of an additional 4,000,000 preference shares of US$0.0002 par value each.”

Recommendation of the Special Committee of the Board

THE SPECIAL COMMITTEE OF THE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 1 OF SHARE Capital Increase.

PROPOSAL NO. 2 – Preference Share Transaction

The Company currently is in the process of transition of its business after the termination of its VIE (variable interest entity) structure and Mr. Bin Fu, the Chairman of the Board and Chief Executive Officer of the Company is crucial to the new business development and has brought in all the new business opportunities for the Company. In order to retain the service of Mr. Bin Fu, the Company wishes to issue preference shares to him so that he may have control of the business and development of the Company.

Pursuant to Article 3.1 of the amended and restated articles of association of the Company (the “Articles”), the directors of the Company (the “Directors”) may, subject to certain restrictions, allot, issue, grant options over or otherwise dispose of shares of the Company with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

Due to conflicts of interests of Mr. Bin Fu in respect of the Preference Share Transaction, the Board established a Special Committee of the Board (the “Special Committee”) consisting only independent and non-conflicted directors to consider and evaluate the Share Capital Increase and Preference Share Transaction. The Board also delegated to the Special Committee the exclusive power and authority of the Board to approve the Share Capital Increase and Preference Share Transaction and make recommendations to the shareholders of the Company to approve the same.

On May 23, 2025, the Special Committee held a meeting to review and discuss the Share Capital Increase and Preference Share Transaction, including the Certificate of Designations in respect of the Series A Preference Shares (the “Certificate of Designations”) and the draft preference share award agreement between the Company and Mr. Bin Fu (the “Award Agreement”). At the meeting, the Special Committee approved the Share Capital Increase, the Preference Share Transaction, the Certificate of Designations and Award Agreement and recommended the shareholders of the Company to approve each of them.

Vote Required

The approval of Proposal No. 2 requires an ordinary resolution under Cayman Islands law, which is a resolution passed by a simple majority of the members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. Abstentions will be considered present for the purposes of establishing a quorum but will not constitute votes cast at the Extraordinary Meeting and therefore will have no effect on the approval of Proposal No. 2.

Full Text of the Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that immediately following the Share Capital Increase becoming effective, 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share of which he is the holder subject to the Certificate of Designation attached hereto as Annex A and Award Agreement attached hereto as Annex B.”

Recommendation of the Special Committee of the Board

THE SPECIAL COMMITTEE OF BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 2 OF Preference Share Transaction.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS

May 30, 2025	/s/ Dawei Chen
Dawei Chen
Chief Financial Officer

Annex A

Certificate of Designation

CERTIFICATE OF DESIGNATIONS

OF

SERIES A PREFERENCE Shares

OF

Skillful Craftsman Education Technology Limited

Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”), certifies that in accordance with the provisions of the Companies Act (As Revised) of the Cayman Islands and the amended and restated memorandum and articles of association of the Company (“Articles”), this Certificate of Designations has been duly approved and adopted by the special committee of the Board of Directors of the Company (“Board”) at the Special Committee meeting held on May 23, 2025, by the Board at its Board meeting held on May 21, 2025 and by the shareholders of the Company at an extraordinary general meeting of the Company held on July [ ], 2025, and this Certificate of Designations remains in full force and effect on the date hereof. Unless otherwise defined herein, terms used herein have the respective meanings given to them in the Articles.

1,000,000 Series A Preference Shares, par value US$0.0002 per share (the “Series A Preference Shares”) are hereby designated and authorized for allotment and issuance with the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

I.	Voting Right: At any general meeting of the Company, on a show of hands or poll, a holder of Series A Preference Shares present in person or by proxy, or if a corporation or other non-natural person by its duly authorised representative or proxy, shall have fifty (50) votes for every fully paid Series A Preference Share held by Such Member; and

II.	Conversion Rights: A Series A Preference Share is convertible into one (1) ordinary share of the Company, par value US$0.0002 per share (“Ordinary Share”) at any time at the written option of the holder thereof. The right to convert shall be exercisable by a holder of Series A Preference Shares by delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preference Shares into Ordinary Shares. In no event shall: (a) Ordinary Shares be convertible into Series A Preference Shares; and (b) any Series A Preference Share convert into Ordinary Shares at a ratio that is less than one-for-one; and

III.	Transfer: Upon any sale, transfer, assignment or disposition of any Series A Preference Share by the registered holder thereof to any person who is not an Affiliate of such registered holder, or upon a change of control of any Series A Preference Share to any person who is not an Affiliate of the registered holder of such Series A Preference Share, as determined by the Board, such Series A Preference Share shall be automatically and immediately converted into one Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, mortgage, charge, encumbrance or other third party right of whatever description on any Series A Preference Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, mortgage, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preference Shares, in which case all the relevant Series A Preference Shares shall be automatically converted into the same number of Ordinary Shares; and

IV.	Conversion: References herein to “converted” or “conversion” shall mean the compulsory repurchase without notice of Series A Preference Shares of any Member and, on behalf of such Member, automatic application of such repurchase proceeds in paying for such new Ordinary Shares into which the Series A Preference Shares have been converted at a price per Series A Preference Share necessary to give effect to a conversion calculated on the basis that the Ordinary Shares to be issued as part of the conversion will be issued at par. The Ordinary Shares to be issued on a conversion shall be registered in the name of such Member or in such name as the Member may direct.

V.	Other rights: All other rights of the Series A Preference Shares will be the same as the Ordinary Shares as set out in the Articles and any other preference shares authorized by the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be duly executed this ____ day of July, 2025.

Skillful Craftsman Education Technology Limited

By:
Name:	Dawei Chen
Title:	Chief Financial Officer

Annex B

Preference Share Award Agreement

Skillful Craftsman Education Technology Limited

PREFERENCE SHARE AWARD aGREEMENT

THIS PREFERENCE SHARE AWARD AGREEMENT (“Agreement”) is entered into by and between Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”) and the Grantee effective on the Grant Date. The special committee of the Board of Directors of the Company has approved the issuance of the Series A Preference Shares to the Grantee as set forth below, subject to the approval at the shareholders meeting to be held on July 2, 2025.

Grantee:	Bin Fu

Grant Date:	[ ], 2025

Number of Series A Preference Shares (“Shares”):	1,000,000

Purchase Price (per Share):

The parties hereto agree as follows:

1. Issue of Shares. Subject in all respects to the restrictions and conditions herein, the Grantee is hereby issued Shares at the Purchase Price as set forth above as fully paid and non-assessable.

2. No Period of Restriction. The Shares are fully vested on the Grant Date.

3. Shareholder Rights. The Grantee will, subject to the terms of the amended and restated memorandum and articles of association of the Company and the certificate of designations in respect of the Shares, have the right to vote such Shares and the right to receive any dividends declared or paid upon receiving such Shares.

4. Securities Law Compliance. The Shares acquired applicable to this Agreement are subject to the terms and conditions of securities law of the United States and other regulatory compliance with U.S. Securities Exchange Commission (“SEC”) and Nasdaq. The Grantee acknowledges and makes the representations and warranties as described below, and agrees to provide such other representations and warranties and take such actions as otherwise may be requested by the Company for compliance with applicable laws, and any issuance of Shares by the Company shall be made in reliance upon the express representations and warranties of the Grantee that:

(a) the Grantee is acquiring the Shares for his own account, for investment purposes and without any present intention of distributing or reselling said Shares, except as permitted under the Securities Act of 1933, as amended (“Securities Act”);

(b) the Grantee is fully aware of the highly speculative nature of the investment in the Shares, the financial hazards involved in the investment, and the lack of liquidity and restrictions on transferability of the Shares (e.g., that the Grantee may not be able to sell or dispose of the Shares or use it as collateral for loans); and

(c) the Grantee has received and had access to such information as the Grantee considers necessary and appropriate for deciding whether to invest in the Shares and has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance.

5. Register of Members. The Company shall issue Shares in book entry form registered in the name of the Grantee in the register of members of the Company.

6. Tax Withholding. As a condition to the issuance of Shares applicable to this Agreement, the Grantee must remit to the Company the statutory minimum (but not more) amount necessary to satisfy any applicable U.S. Federal, state or local tax withholding requirements.

7. Successors, Assigns and Transferees. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and each of their respective successors and permitted transferees (including, upon the death of the Grantee, the Grantee’s estate).

8. Not an Employment Contract. This Agreement is not an agreement of employment or an agreement to engage Grantee as a director or an independent contractor. This Agreement does not guarantee that the Company or any affiliate will employ, retain, contract with or continue to employ, retain or contract with the Grantee during the entire, or any portion of the term of this Agreement, nor does it modify in any respect the Company’s or any affiliate’s right to terminate or modify the Grantee’s employment, engagement or compensation.

9. Confidentiality. The Grantee agrees that he will not disclose to any third party the grant of share award, number of shares issued and the existence of this agreement unless it is required by the laws, regulations or rules of SEC.

10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement shall be commenced exclusively in the federal courts sitting in the New York City, New York.

11. Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) with counterpart signature pages or in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement

12. Interpretation/Electronic Signatures. In this Agreement: (a) “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record (as such term is defined in the Electronic Transactions Act (As Revised) (the “Electronic Transactions Act”)); (b) any requirements as to delivery under this Agreement include delivery in the form of an Electronic Record; (c) any requirements as to execution or signature under this Agreement including the execution of this Agreement can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and (d) sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth above.

Skillful Craftsman Education Technology Limited

By:
Name:	Dawei Chen
Title:	Chief Financial Officer

GRANTEE

By:
Name:	Bin Fu

B-4